

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Shaun McMeans
Chief Financial Officer
HTG MOLECULAR DIAGNOSTICS, INC
3430 E. Global Loop
Tucson, Arizona 85706

> **Re: HTG MOLECULAR DIAGNOSTICS, INC**
> **Registration Statement on Form S-3**
> **Filed January 27, 2022**
> **File No. 333-262357**

Dear Mr. McMeans:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Asa Michael Henin, Esq.